APRIL 12 2019

TO:  ALL CANADIAN SECURITIES REGULATORY AUTHORITIES

SUBJECT:  GIGA METALS CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	May 7, 2019
Record Date for voting (if applicable):	May 7, 2019
Beneficial Ownership Determination Date:	May 7, 2019
Meeting Date:	June 11, 2019
Meeting Location:	Vancouver, BC
Issuer sending proxy related materials
directly to NOBO:	Yes
Issuer Paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders:	No
NAA for Registered Holders:	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	37518K102	CA37518K1021

#203-700 West Pender Street, Vancouver, BC  V6C 1G8

Tel:  604 681 2300